Volaris Reports March 2023 Traffic Results:

16% YoY Demand Growth with an 85% Load Factor

Mexico City, Mexico, April 5, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its March 2023 preliminary traffic results.

In March 2023, Volaris’ capacity (measured in ASMs) increased by 17.1% year-over-year, while demand (measured in RPMs) increased by 15.7%; the result was a load factor decrease of 1.0 pp YoY to 85.5%. Volaris transported 2.8 million passengers during the month, a 12.6% increase compared to March 2022. Demand in the domestic Mexican and international markets increased by 8.7% and 35.4%, respectively.

During the first quarter of 2023, the average economic fuel cost stood at $3.45 per gallon, an increase of 11.3% versus the first quarter of 2022 but a decrease of 7.0% versus the fourth quarter of 2022.

Enrique Beltranena, Volaris’ President and CEO, said: “Overall traffic figures were healthy in March, with strength in the U.S. transborder and Central America demand offsetting close-in demand softness on our domestic routes. This also confirms the strategic importance of our Central American expansion, which has allowed Volaris to grow with profitability to the United States despite the limitations associated with Mexico’s Category 2 status.”

	Mar 2023	Mar 2022	Variance	YTD Mar 2023	YTD Mar 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,916	1,763	8.7%	5,546	4,895	13.3%
International	861	636	35.4%	2,521	1,833	37.5%
Total	2,777	2,399	15.7%	8,067	6,728	19.9%
ASMs (million, scheduled & charter)
Domestic	2,230	1,955	14.1%	6,537	5,682	15.0%
International	1,019	820	24.2%	2,951	2,379	24.1%
Total	3,249	2,775	17.1%	9,488	8,061	17.7%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	85.9%	90.2%	(4.3) pp	84.8%	86.2%	(1.3) pp
International	84.5%	77.6%	6.9 pp	85.4%	77.1%	8.3 pp
Total	85.5%	86.5%	(1.0) pp	85.0%	83.5%	1.5 pp
Passengers (thousand, scheduled & charter)
Domestic	2,233	2,050	8.9%	6,440	5,676	13.5%
International	589	456	29.2%	1,746	1,313	33.0%
Total	2,822	2,506	12.6%	8,186	6,989	17.1%

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 202 and its fleet from 4 to 120 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com